SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-12084

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LIBBEY INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LIBBEY INC.
300 Madison Ave.
Toledo, Ohio 43604

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements
   - Report of Independent Registered Public Accounting Firm
   - Statements of Net Assets Available for Benefits as of December 31, 2003, and December 31, 2002
   - Statements of Changes in Net Assets Available for Benefits for years ended December 31, 2003 and December 31, 2002
   - Notes to Financial Statement
   - Supplemental Schedules
     -- H, Line 4i Schedule of Assets (Held at End of Year)

2. Exhibits
   (23) Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBBEY INC.
~~SUPPLEMENTAL~~ RETIREMENT SAVINGS PLAN

Dated: June 28, 2004

By: Libbey
Employee Benefits Committee
Plan Administrator

By: [signature]
Timothy T. Paige
Chairman
Employee Benefits Committee

[signature]
Patricia S. Hanna
Secretary of the Employee Benefits Committee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Libbey Inc. Retirement Savings Plan
(formerly Libbey Inc. Stock Purchase and Retirement Savings Plan)
Years ended December 31, 2003 and 2002
With Report of Independent Registered Public Accounting Firm

Libbey Inc. Retirement Savings Plan.
(formerly Libbey Inc. Stock Purchase and Retirement Savings Plan)

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Contents

0405-0540072

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Registered Public Accounting Firm

Libbey Inc. Employee Benefits Committee
Libbey Inc. Retirement Savings Plan

We have audited the accompanying statements of assets available for benefits of the Libbey Inc. Retirement Savings Plan (formerly Libbey Inc. Stock Purchase and Retirement Savings Plan) as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

May 19, 2004

0405-0540072

Libbey Inc. Retirement Savings Plan
(formerly Libbey Inc. Stock Purchase and Retirement Savings Plan)

Statements of Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Investments *(Note 3)*	**$ 69,260,363**	$ 57,551,037

See accompanying notes.

Libbey Inc. Retirement Savings Plan
(formerly Libbey Inc. Stock Purchase and Retirement Savings Plan)

Statements of Changes in Assets Available for Benefits

	Years ended December 31	
	2003	**2002**
Additions		
Investment income:		
Net appreciation (depreciation) in fair value of investments *(Note 3)*	**$ 10,149,297**	$ (10,626,423)
Interest and dividends	**330,395**	467,147
	10,479,692	(10,159,276)
Contributions:		
Participants	**3,961,118**	3,364,964
Employer	**1,141,679**	1,080,312
	5,102,797	4,445,276
	15,582,489	(5,714,000)
Deductions		
Participant withdrawals or benefits paid directly to participants	**(5,688,664)**	(5,153,790)
Transfer from an affiliated plan *(Note 1)*	**1,725,413**	-
Plan to plan transfers	**119,579**	8,498
Other	**(29,491)**	(138,959)
Increase (decrease)	**11,709,326**	(10,998,251)
Assets available for benefits:		
Beginning of year	**57,551,037**	68,549,288
End of year	**$ 69,260,363**	$ 57,551,037

See accompanying notes.

1. Description of Plan

General

The Libbey Inc. Retirement Savings Plan, formerly Libbey Inc. Stock Purchase and Retirement Savings Plan, (the Plan) was adopted by Libbey Inc. (the Company) for the benefit of eligible salaried employees. Effective March 3, 2003, the assets from the Menasha 401k Plan relating to Libbey employees (Traex is a Libbey entity purchased from Menasha effective December 2, 2002) were merged into this plan.

The Plan is a defined contribution plan which provides eligible employees the opportunity to make pre-tax and/or after-tax contributions, in specific percentages, within guidelines established by the Libbey Inc. Employee Benefits Committee (the Committee). Participant contributions are 100% vested immediately. Contributions may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed and any such changes shall be effective as soon as administratively feasible.

The benefit to which a participant is entitled is the benefit that can be provided from the value of the participant's account.

The Owens-Illinois Company Stock Fund represents amounts transferred from a predecessor plan and is no longer an investment option for current contributions.

The Company contributes to the Plan on behalf of each participant an amount equal to fifty percent (50%) of the participant's pretax contributions, not to exceed three percent (3%) of the participant's eligible compensation. Company matching contributions are invested in the Libbey Company Stock Fund and may be immediately re-directed by the participant. Company matching contributions are immediately 100% vested.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution from another qualified plan.

Participants may transfer existing fund balances among the various investment funds daily.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions, including benefit payments.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, the entire interest of each participant's account is distributed to the participants.

2. Summary of Accounting Policies

Trusteed Assets

For the year ended December 31, 2003, and the period December 2, 2002 to December 31, 2003, all of the assets of the Plan were held by the Trustee, JP Morgan Chase Bank. For the period January 1, 2002 to December 2, 2002, all of the assets of the Plan were held by the Trustee, Key Trust Company of Ohio, N.A.

Investment Valuation and Income Recognition

Investments in the four Harbor Funds, two JP Morgan Funds, five American Century Investment Funds, the AIM Small Cap Growth Fund, the Barclays Equity Index Fund, the Dodge & Cox Stock Fund, the American Funds Growth Fund of America, and the funds holding Company common stock and Owens-Illinois, Inc. common stock are recorded at fair value based on their respective quoted market values at year end. The synthetic Guaranteed Investment Contracts (GIC's) are value at contract value. The participant loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Substantially all Plan administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities.* SFAS No. 133 requires that any entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. There is an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on *Audits of Employee Benefit Plans* and Statement of Position 94-4, *Reporting of Contribution Pension Plans*, requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. The FASB has issued an exposure draft dated May 1, 2002, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which addresses this discrepancy. The amendment proposes that certain investment contracts are not subject to SFAS No. 133. Until this discrepancy is resolved, the contract value for those instruments of $10,908,190 at December 31, 2003, has been included in the financial statements. Refer to Note 4 for further discussion of GICs.

3. Investments

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

	December 31	
	2003	**2002**
Libbey Common Stock*	**$ 15,066,012**	$ 14,135,259
JP Morgan Public Bonds*	**6,876,842**	7,488,872
Harbor International Fund	**6,348,221**	4,409,683
Harbor Bond Fund	**5,945,966**	6,264,069
Harbor Capital Appreciation Fund	**5,793,144**	4,719,572
Dodge and Cox Stock Fund	**3,902,894**	**
Harbor Large Capital Value Fund	**3,846,775**	3,047,743
AIM Small Cap Growth Fund	**3,530,173**	**
JP Morgan Mortgage Private Placement*	**	3,115,608

* The Fund is sponsored by the Plan Trustee or represents a party-in-interest.
**Less than 5% of fair value of Plan's net assets.

During 2003 and 2002, the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	December 31	
	2003	**2002**
Common stock	**$ 1,315,885**	$ (2,879,666)
Mutual funds	**8,833,412**	(7,746,757)
	$ 10,149,297	$ (10,626,423)

4. Synthetic Guaranteed Investment Contracts

During 2003 and 2002, the Plan had investments in synthetic guaranteed investment contracts. The account is credited with earnings on the underlying investments. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all of a portion of their investment at contract value. These contracts are included in the financial statements at contract value.

5. Loan Fund

The Plan permits a participant to borrow a portion of their existing account balance. Loans are made subject to certain conditions and limitations specified in the Plan document and are repaid in semi-monthly, bi-weekly or weekly installments, including interest, over periods of between one and ten years. Participant loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participant's behalf in accordance with their current choice of investment options.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 27, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

The Owens Illinois Company Stock Fund was eliminated effective January 1, 2004.

Supplemental Schedule

Libbey Inc. Retirement Savings Plan
(formerly Libbey Inc. Stock Purchase and Retirement Savings Plan)

EIN: 34-1559357 Plan Number: 002

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Par or Maturity Value Rate of Interest,	Cost	Current Value
Mutual funds:			
*JP Morgan	65,469 shares of Public Bonds	$ 6,571,464	$ 6,876,842
	30,609 shares of Mortgage Private Placement	3,072,398	3,215,173
	5,095 shares of Public Mortgage	511,415	535,181
	3,575 shares of Liquidity Fund	358,887	375,565
Harbor	173,070 shares of International Fund	4,918,780	6,348,221
	502,618 shares of Bond Fund	6,091,443	5,945,966
	220,691 shares of Capital Appreciation Fund	4,905,275	5,793,144
	268,255 shares of Large Capital Value Fund	3,271,329	3,846,775
AIM	137,307 shares of Small Cap Growth	2,860,989	3,530,173
American Century Investments	365,229 shares of Small Capital Value	2,811,058	3,352,806
	289,016 shares of Strategic Moderate	1,567,533	1,835,251
	188,492 shares of Equity Income	1,294,802	1,466,464
	106,133 shares of Strategic Aggressive	619,514	739,745
	49,928 shares of Strategic Conservative	247,416	273,607
Barclay's	39,539 shares of Equity Index Fund	1,071,494	1,285,427
Dodge & Cox	34,302 shares of Stock Fund	3,255,011	3,902,894
American Funds	82,005 shares of Growth Fund of America	1,676,377	2,012,397
Common stock:			
*Libbey Inc.	529,003 shares of Common Stock	12,168,368	15,066,012
Owens-Illinois	11,650 shares of Common Stock	131,022	138,525
Money market funds:			
*JP Morgan	985,870 units,100% US Treasury	985,870	985,870
	21,930 units, Cash Fund	21,930	21,930
Synthetic wrapper value	Synthetic Guaranteed Investment Contract	N/A	(94,571)
* Participant loans	5.0% to 10.5%	-	1,806,966

* Indicates a party-in-interest to the Plan.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-64726) pertaining to the Libbey Inc. Retirement Savings Plan and the Libbey Inc. Supplemental Retirement Plan of our report dated May 19, 2004, with respect to the financial statements and supplemental schedule of the Libbey Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

Toledo, Ohio
June 28, 2004